Mail Stop 4561

March 2, 2006

Mr. Jon Gacek
Chief Financial Officer
Advanced Digital Information Corporation
11431 Willows Road NE
P.O. Box 97057
Redmond, Washington 98073-9757

> **Re:** **Advanced Digital Information Corporation**
> **Form 10-K for Fiscal Year Ended October 31, 2005**
> **Form 8-K Filed February 16, 2006**
> **Filed January 17, 2006**
> **File No. 0-21103**

Dear Mr. Gacek:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Accounting Comments

Form 10-K for the Year Ended October 31, 2005

Statements of Cash Flows, page 47

1. Proceeds from sales and maturities of securities should be reflected separately within the investing activities section of the statement of cash flows as required by paragraph 31 of SFAS 95.

Mr. Jon Gacek
Advanced Digital Information Corp.
March 2, 2006

Summary of Significant Accounting Policies

Product and Service Revenue and Cost of Revenue, page 50

2. You state in the note that you classify expenses as costs of service revenue by estimating the portion of your total cost that relates to providing field support to your customers under contract.   Please help us to understand:

    - The nature and types of costs incurred under the field support contracts
    - The typical length of the field support contracts
    - Why these costs are estimated, how they are estimated and why you use estimated versus actual costs.

Service Parts For Maintenance, page 55

3. You disclose that service parts are valued at the lower of cost or market and amortized over three to seven years. We note that in prior periods, the amortization period was established and disclosed as three months to three years. Explain what has changed in your product offerings and tell us when this change in accounting policy occurred.

Note 5 Property, Plant and Equipment, page 63

4. You disclose in note 5 that in May 2005 you completed a sale-leaseback transaction of your facility in Boehmenkirch, Germany for $4.5 million. Of the $3.2 million gain recorded on the transaction, $2.5 was recognized during fiscal 2005 with the remainder to be recognized over the life of the lease.   Tell us and explain why a portion of the gain was recognized in the current period while the remaining portion is being recognized over future periods.

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities

Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all

Mr. Jon Gacek
Advanced Digital Information Corp.
March 2, 2006

facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Sherri Bowen at (202) 551-3681 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3489 with any other questions as I supervised the review of your filing.

            Sincerely,

            Brad Skinner
            Accounting Branch Chief

Mr. Jon Gacek
Advanced Digital Information Corp.
March 2, 2006